Exhibit 4.1

DESCRIPTION OF SECURITIES

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our articles of incorporation, as amended, and our bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of incorporation, as amended, and bylaws, which are filed as exhibits to the Annual Report on Form 10-K to which this exhibit is attached.

General

As of March 31, 2022, our authorized capital stock consisted of:

●	75,000,000 shares of common stock, par value $0.001 per share; and

●	25,000,000 shares of “blank check” preferred stock, par value $0.001 per share.

As of March 31, 2022, there were 40,828,188 shares of our common stock issued and outstanding and no shares of preferred stock issued and outstanding. All of our currently issued and outstanding shares of capital stock were validly issued, fully paid and non-assessable under the Nevada Revised Statutes.

Set forth below is a summary description of all of the material terms of our capital stock. This description is qualified in its entirety by reference to our articles of incorporation, as amended to date, and our bylaws, each of which is filed as an exhibit to the Annual Report on Form 10-K to which this exhibit is attached.

Common Stock

Holders of our common stock: (i) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up of our affairs; (ii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions applicable thereto; and (iii) are entitled to one vote per share on all matters on which shareholders may vote at all shareholder meetings. Each shareholder is entitled to receive the dividends as may be declared by our directors out of funds legally available for dividends. Our directors are not obligated to declare a dividend. Any future dividends will be subject to the discretion of our directors and will depend upon, among other things, future earnings, the operating and financial condition of our Company, our capital requirements, general business conditions and other pertinent factors.

The presence of the persons entitled to vote a majority (more than 50%) of the outstanding voting shares on a matter before the shareholders shall constitute the quorum necessary for the consideration of the matter at a shareholders meeting.

The vote of the holders of a majority of the votes cast on the matter at a meeting at which a quorum is present shall constitute an act of the shareholders, except for the election of directors, who shall be appointed by a plurality of the shares entitled to vote at a meeting at which a quorum is present. The common stock does not have cumulative voting rights, which means that the holders of a majority of the common stock voting for election of directors can elect 100% of our directors if they choose to do so.

Preferred Stock

Subject to the terms contained in any designation of a series of preferred stock, the Board of Directors is expressly authorized, at any time and from time to time, to fix, by resolution or resolutions, the rights, powers, designations, preferences and relative, participating, optional and other rights and qualifications, limitations and restrictions for shares of any class or classes of preferred stock, without the consent of the stockholders of the Company.

Somahlution Acquisition Warrants

On July 31, 2020, in connection with the acquisition of all of the assets (the “Somahlution Assets”) of Somahlution LLC and its related companies (“Somahlution”), the Company issued to certain Somahlution designees warrants to purchase 3,000,000 shares of our common stock. The warrants have an exercise price of $5.00 per share and a term of five years. All of these warrants were still outstanding as of March 31, 2022.

Services Warrants

On January 26, 2022, we granted a consultant a warrant to purchase 150,000 shares of the Company’s common stock at an exercise price of $0.01 per share, and on February 14, 2022, we granted the consultant an additional warrant to purchase an additional 150,000 shares of the Company’s common stock at an exercise price of $0.01 per share, in exchange for services.

On September 25, 2020, the Company issued two warrants for services. The warrants may be exercised to purchase 168,008 and 112,006 shares of our common stock, respectively, have an exercise price of $1.375, and a term of five years.

All of these warrants were exercised in March 2022.

Financing Warrants

On June 12, 2019, as part of a financing, the Company issued warrants to purchase 113,637 shares of our common stock at an exercise price of $3.00 per share, with a term of three years. All of these warrants were still outstanding as of March 31, 2022.

Class C Warrants

In connection with a private placement and exchange of previously-issued investor securities, or the December 2021 Private Placement and Exchange, we have issued Class C Common Stock Purchase Warrants, or the Class C Warrants. Each Class C Warrant is exercisable for two shares of common stock at an exercise price per share equal to the lower of (i) $2.25 and (ii) 75% of the cash price per share paid by the other purchasers of next round securities in the qualified financing, subject to customary antidilution adjustments as well as the provision that subsequent equity issuances with more favorable terms will become part of the Class C Warrants. They are exercisable for a period of five years from issuance. They also have certain registration requirements for the shares of common stock underlying the Class C Warrants upon the final closing under a Unit Purchase Agreement dated December 21, 2021 between the Company and the investor signatories, or the December Unit Purchase Agreement.

Convertible Notes

In connection with the December 2021 Private Placement and Exchange, we have issued 10% Secured Convertible Promissory Notes, or the Convertible Notes. Each Convertible Note is convertible into common stock of the Company at a price per share of $1.75, subject to adjustment, or the Conversion Price. The Convertible Notes mature in 24 months from the initial closing date and accrue 10% of simple interest per annum on the outstanding principal amount. The Convertible Notes’ principal and accrued interest can be converted at any time at the option of the holder at the Conversion Price. In the event the Company consummates, while the Convertible Notes are outstanding, an equity financing with a gross aggregate amount of securities sold of not less than $10,000,000 (a “qualified financing”), then all outstanding principal, together with all unpaid accrued interest under the Convertible Notes, will automatically convert into shares of the equity financing at the lesser of (i) 75% of the cash price per share paid in the financing and the Conversion Price, subject to customary antidilution adjustments as well as the provision that subsequent equity issuances with more favorable terms will become part of the Convertible Notes. Although a qualified financing has occurred, the Company has not converted the Convertible Notes. The Company is in discussions with the private placement investors to modify the terms of the private placement to change the Convertible Notes’ conversion provision into a voluntary Company conversion option. The Convertible Notes are secured by a first priority security interest in all assets of the Company.

Placement Agent Warrants

On the final closing of the December 2021 Private Placement and Exchange, we will issue a warrant to the placement agent to purchase an aggregate of 8.0% of the total number of shares of common stock issuable upon conversion of the Convertible Notes, with an exercise price equal to the Conversion Price, or the Placement Agent Warrant. The Placement Agent Warrant will be exercisable, in whole or in part, commencing on the final closing date of the December 2021 Private Placement and Exchange and will be exercisable for a period of five years. The Placement Agent Warrant may be exercised by payment of cash or on a cashless net exercise basis. The Placement Agent Warrant will also carry certain antidilution and registration rights provisions.

Anti-Takeover Provisions

Provisions of the Nevada Revised Statutes and our bylaws could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our stockholders. Such provisions of Nevada Law and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

Nevada Anti-Takeover Statutes

We have elected not to be governed by the terms and provisions of Nevada’s control share acquisition laws (Nevada Revised Statutes 78.378 - 78.3793), which prohibit an acquirer, under certain circumstances, from voting shares of a corporation’s stock after crossing specific threshold ownership percentages, unless the acquirer obtains the approval of the issuing corporation’s stockholders. The first such threshold is the acquisition of at least one-fifth but less than one-third of the outstanding voting power. We may become subject to Nevada’s Control Share Acquisition Act if the Company has 200 or more stockholders of record at least 100 of whom are residents of the State of Nevada and does business in the State of Nevada directly or through an affiliated corporation. Currently, we do not conduct business in the State of Nevada directly or through an affiliated corporation.

We have also elected not to be governed by the terms and provisions of Nevada’s Combination with Interested Stockholders Statute (Nevada Revised Statutes 78.411 - 78.444) which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior three years, did beneficially own) 10 percent or more of the corporation’s voting stock, or otherwise has the ability to influence or control such corporation’s management or policies.

Bylaws

In addition, various provisions of our bylaws may also have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of the Company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. Our bylaws may be adopted, amended or repealed by the affirmative vote of the holders of at least a majority of our outstanding shares of capital stock entitled to vote for the election of directors, and except as provided by Nevada law, our board of directors shall have the power to adopt, amend or repeal the bylaws by a vote of not less than a majority of our directors. Any bylaw provision adopted by the board of directors may be amended or repealed by the holders of a majority of the outstanding shares of capital stock entitled to vote for the election of directors. Our bylaws also contain limitations as to who may call special meetings as well as require advance notice of stockholder matters to be brought at a meeting. Additionally, our bylaws also provide that no director may be removed by less than a two-thirds vote of the issued and outstanding shares entitled to vote on the removal.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock are available for our board of directors to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions and employee stock plans. The existence of our authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of the Company by means of a proxy context, tender offer, merger or other transaction since our board of directors can issue large amounts of capital stock as part of a defense to a take-over challenge. In addition, we have authorized in our articles of incorporation 25,000,000 shares of preferred stock. However, the Board acting alone and without approval of our stockholders can designate and issue one or more series of preferred stock containing super-voting provisions, enhanced economic rights, rights to elect directors, or other dilutive features, that could be utilized as part of a defense to a take-over challenge.

Supermajority Voting Provisions

Nevada Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s articles of incorporation or bylaws, unless a corporation’s articles of incorporation or bylaws, as the case may be, require a greater percentage. Although our articles of incorporation and bylaws do not currently provide for such a supermajority vote on any matters, our board of directors can amend our bylaws and we can, with the approval of our stockholders, amend our articles of incorporation to provide for such a super-majority voting provision.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Action Stock Transfer Corp. The transfer agent’s address is 2469 E. Fort Union Blvd, Suite 214, Salt Lake City, UT 84121, and its telephone number is (801) 274-1088.